Exhibit 99.1

MingZhu Logistics Enters into Share Purchase
Agreement to Acquire Yinhua (BVI) Limited

SHENZHEN, China, March 14, 2022 – MingZhu Logistics Holdings Ltd. (NASDAQ: YGMZ) (the “MingZhu” or “Company”), a leading trucking service provider, today announced it has entered into a Share Purchase Agreement to acquire Yinhua (BVI) Limited (the “Yinhua”), which develops and operates a comprehensive auto related service platform to serve auto insurance companies. MingZhu expects this acquisition to be immediately accretive to its revenue, gross margin and net income. The transaction is subject to closing conditions that are customary for transactions of this type.

Under terms of the Share Purchase Agreement, MingZhu shall pay $18,302,500 in exchange for 100% equity of Yinhua. Of the total consideration to be paid, $15,304,000 shall be paid in form of 3,826,000 newly issued ordinary shares of MingZhu, representing $4.00 per ordinary share of MingZhu, and US$1 million cash upon closing. In addition, a cash earnout of US$1,998,500 shall be paid if Yinhua achieves a net income target threshold of US$1.3 million during the calendar year 2022.

Founded in 2018, Yinhua provides diversified, differentiated and customized value-added auto related services to auto insurance companies, where the services include road security services, car maintenance services, car inspection services and more. Yinhua develops and operates a comprehensive auto related service platform for auto insurance companies combining both intelligent human-vehicle interaction functions with car owner programs.

Mr. Jinlong Yang, CEO of MingZhu, said, “We are excited to have Yinhua’s team joining MingZhu’s family. We were impressed with the comprehensive, scalable service platform, business model and highly experienced management team of Yinhua. This is an ideal acquisition for us because in addition to the business being immediately accretive, we see extensive opportunities to leverage the high margin platform. A core tenant of our business has been delivering value added services to our customers in the broader transportation and fleet management industries. This is directly aligned with Yinhua’s platform and we look forward to collaborating to accelerate our shared growth and profitability. We are also excited about this acquisition because it is the next step in our ongoing diversification strategy. Our focus remains on developing and adding assets that will collectively drive improved multi-year growth and greater value creation for shareholders.”

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact.

MingZhu Logistics Holdings Limited:

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations Contact.

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

New York Office Phone: +1-914-337-8801